EXHIBIT 99.1

Trilogy International Partners Inc. Advises That Its Common Shares Can Be Traded Under Regulation S Exemption

After Current Resale Registration Lapses on December 31, 2022

BELLEVUE, WA / ACCESSWIRE / September 27, 2022 / Trilogy International Partners Inc.(“Trilogy”) (TSX:TRL), which formerly owned wireless and broadband communications subsidiaries serving Bolivia and New Zealand, announced today that because it no longer qualifies as a foreign private issuer under United States securities laws, its current resale registration of Trilogy common shares (“Common Shares”) on Form F-3 will not be available as of the close of business on December 31, 2022.

The termination of the resale registration will not affect the ability of investors who are non-US persons, as defined in Regulation S of the US Securities Act of 1933, as amended (the “1933 Act”), to continue to sell their Common Shares in 2023 or thereafter.

US persons who hold Common Shares will continue to be able to sell their shares after December 31, 2022 pursuant to Regulation S of the 1933 Act so long as such sales are made on a designated offshore securities market (“DOSM”) such as the Toronto Stock Exchange, on which the Common Shares are currently listed, or a trading board of the TSX Venture Exchange, on which Trilogy would expect to be listed should it no longer qualify for trading on the Toronto Stock Exchange. Regulation S requires that a US person selling unregistered shares on a DOSM not know that the sale has been pre-arranged with a buyer in the US.

US persons may also sell unregistered Common Shares via a private placement.

Trilogy advises US persons who may wish to sell Common Shares after December 31, 2022 to consult with counsel and their brokers to ensure that any sales comply with applicable securities regulations.

About Trilogy International Partners Inc.

Trilogy formerly operated wireless and broadband telecommunications subsidiaries in Bolivia and New Zealand. It sold its interests in those subsidiaries in May 2022, distributed a substantial portion of its proceeds from those transactions to shareholders in the form of a return of capital in June 2022, and has adopted a plan to liquidate.

Trilogy’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements include, but are not limited to, statements regarding the ability to sell shares using Regulation S of the 1933 Act. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

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Numerous risks and uncertainties, some of which may be unknown, relating to Trilogy could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Such risks and uncertainties include but are not limited to changes in the securities regulations of Canada and the United States, to the continued listing of the Common Shares on the Toronto Stock Exchange, the listing of the Common Shares on the TSX Venture Exchange or another DOSM , and to changes in the listing requirements of the Toronto Stock Exchange, the TSX Venture Exchange and other DOSMs; and factors that may affect the timing and ability of Trilogy to complete the plan of liquidation.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under Trilogy’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton

425-458-5900

Ann.Saxton@trilogy-international.com

Vice President, Investor Relations & Corporate Development

Erik Mickels

425-458-5900

Erik.Mickels@trilogy-international.com

Senior Vice President, Chief Financial Officer

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